

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2012

Via Facsimile
Mr. Bernard Zimmerman
President and Chief Executive Officer
FCCC, Inc.
200 Connecticut Ave.
Norwalk, CT 06854

      RE: **FCCC, Inc.**
               Form 10-K for the Fiscal Year Ended March 31, 2011
               Filed June 13, 2011
               File No. 1-08589

Dear Mr. Zimmerman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8A. Controls and Procedures, page 17

1. We note that your disclosure does not include the conclusions of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year (and subsequent periods) as required by Item 307 of Regulation S-K. This requirement is separate from management's annual report on internal control over financial reporting required by Item 308 of Regulation S-K. Please amend your Form 10-K for the year ended March 31, 2011 and your Forms 10-Q for the periods ended June 30, 2011 and September 30, 2011 to include the required disclosure.

Exhibit 31.1

2. We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not

be changed in any respect including reference to internal controls over financial reporting in the opening to paragraph 4. Accordingly, please file an amendment to your Form 10-K that includes certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief